UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December , 2015

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

Other Events

On December 6, 2015, Affimed N.V. (the “Company”) issued two press releases announcing two poster presentations of preclinical data. The poster presentations include data comparing T-cell- and NK-cell-engaging TandAbs AFM11 and AFM12 and data on the combination of NK-cell-engaging TandAb AFM13 with various checkpoint inhibitors. These poster presentations were presented at the 2015 American Society of Hematology (ASH) conference in Orlando, Florida. The press releases are attached as Exhibits 1 and 2 and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, December 7, 2015.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release of Affimed N.V. Announcing Presentation of Data Comparing AFM11 and AFM12 at the Annual American Society of Hematology (ASH) Conference.
2	Press Release of Affimed N.V. Announcing Presentation of Data on the Combination of AFM13 with Checkpoint Inhibitors at the Annual American Society of Hematology (ASH) Conference.